AB 3/13

* OJP 3/11

13014114

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 01 2013
Washington DC 405

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-66471

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Industrial and Commercial Bank of China Financial Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1633 Broadway - 28th Floor
(No. and Street)

New York	New York	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frederick Ferraro 212-993-7350
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey LLP
(Name – *if individual, state last, first, middle name*)

1185 Avenue of the Americas,	New York	New York	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/14

OATH OR AFFIRMATION

I, **Frederick Ferraro**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Industrial and Commercial Bank of China Financial Services LLC**, as of **December 31**, 20**12**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Gail M Parker
Notary Public, State of New York
NO 01PA6126374
Qualified in New York County
Commission Expires May 02, 20 13

Frederick Ferraro
Signature

CFO
Title

Gail M. Parker
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (Bound under separate cover)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDUSTRIAL AND COMMERCIAL BANK OF CHINA FINANCIAL SERVICES LLC
(WHOLLY OWNED SUBSIDIARY OF INDUSTRIAL AND
COMMERCIAL BANK OF CHINA LIMITED)
(SEC I.D. No. 8-66471)

STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2012

* * * * * * *

Filed as PUBLIC information pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

McGladrey

Independent Auditor's Report

To the Board of Managers and Member
Industrial and Commercial Bank of China Financial Services LLC
New York, New York

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Industrial and Commercial Bank of China Financial Services LLC (the "Company") as of December 31, 2012 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes (the financial statement).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Industrial and Commercial Bank of China Financial Services LLC as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

McGladrey LLP

New York, New York
February 28, 2013

Member of the RSM International network of independent accounting, tax and consulting firms.

Industrial and Commercial Bank of China Financial Services LLC
(Wholly Owned Subsidiary of Industrial and Commercial Bank of China Limited)
Statement of Financial Condition
December 31, 2012

Assets		
Cash and cash equivalents	$	99,962,693
Securities purchased under agreements to resell		32,909,701,006
Securities borrowed		2,971,838,388
Deposits with clearing organizations		149,148,863
Receivables:		
Customers		195,972
Broker-dealers and clearing organizations		248,180,340
Secured demand note receivable		100,000,000
Interest and dividends receivable		1,948,292
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization of $1,847,798		5,691,779
Other assets		11,708,311
Total assets	$	36,498,375,644
Liabilities and Member's Capital		
Liabilities:		
Securities sold under agreements to repurchase	$	34,156,008,464
Securities loaned		1,871,558,958
Payables:		
Customers		32,146,019
Broker-dealers and clearing organizations		246,182,480
Deferred tax liability		5,811,809
Interest and dividends payable		5,298,306
Other liabilities		12,133,588
Liabilities		36,329,139,624
Subordinated borrowings		100,000,000
Member's capital		69,236,020
Total liabilities and member's capital	$	36,498,375,644

The accompanying notes are an integral part of this financial statement.

(1) Organization and Nature of Business

Industrial and Commercial Bank of China Financial Services LLC (the "Company") is a wholly owned subsidiary of Industrial and Commercial Bank of China Limited (the "Parent"). The Company is a registered broker-dealer with the U.S. Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's business is to offer securities clearing, processing and financing services to clients.

(2) Significant Accounting Policies

(a) *Basis of Presentation*

The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"), which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(b) *Cash and Cash Equivalents*

The Company defines cash equivalents to be highly liquid investments with original maturities of less than ninety days, which may include federal funds sold on an overnight basis. The Company maintains amounts due from banks which, at times, may exceed federally insured limits.

(c) *Cash and Securities Segregated Under Federal and Other Regulations*

Cash and securities segregated for the benefit of customers include cash and securities segregated in compliance with federal and other regulations and represent funds deposited by customers and funds accruing to customers as a result of trades or contracts.

(d) *Income Taxes*

The Company accounts for income taxes in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Accounting for Income Taxes*. FASB ASC 740 requires that deferred taxes be established based upon the temporary differences between financial statement and income tax bases of assets and liabilities using the enacted statutory rates.

The Company files tax returns on a stand-alone basis. Deferred tax is provided in full, using the balance sheet liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

(e) *Collateralized Transactions*

(i) Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

Securities purchased under agreements to resell ("reverse repurchase agreements") and securities sold under agreements to repurchase ("repurchase agreements") are accounted for as collateralized financing transactions and are recorded at their contracted resale or repurchase amounts. Due to the highly liquid nature of the underlying collateral (primarily U.S. government and agency securities) and the short-term maturity of these agreements, contractual amounts approximate fair value. It is the policy of the Company to take possession of securities in order to collateralize reverse repurchase agreements. The collateral value, including accrued interest, is monitored daily and additional collateral is obtained when appropriate to protect the Company in the event of default by the counterparty. Substantially all repurchase and reverse repurchase activities are transacted under master netting agreements that give the Company the right, in the event of default, to liquidate collateral held and offset receivables and payables with the same counterparty. Accrued interest income and interest expense are reported as part of securities purchased under agreements to resell and securities sold under agreements to repurchase, respectively, on the Statement of Financial Condition.

Reverse repurchase agreements and repurchase agreements are reported net by counterparty, when applicable, pursuant to the provisions of FASB ASC 210, *Offsetting of Amounts Related to Certain Reverse Repurchase and Repurchase Agreements.* At December 31, 2012, the Company recorded $23.5 billion of reverse repurchase and repurchase agreements net in accordance with FASB ASC 210.

In December 2011, the FASB issued new guidance that requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. This guidance is effective for annual and interim periods beginning on or after January 1, 2013. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. Since this pronouncement is disclosure-related, the adoption of this guidance is not expected to have a material impact on the Company's financial position.

(ii) Securities Borrowed and Loaned Transactions

Securities borrowed and loaned transactions are accounted for as collateralized financing transactions. These transactions are recorded at their contracted amount (the amount of cash or other collateral advanced or received). Securities borrowed transactions require the Company to deposit cash with the lender in excess of the market value of the securities borrowed. The cash or other collateral is monitored daily and additional cash or collateral is obtained when appropriate to protect the Company in the event of default by the counterparty. Rebates earned or paid on securities borrowing or lending transactions are shown in the category interest and dividends receivable or interest and dividends payable, respectively, on the on the Statement of Financial Condition.

(f) Fair Value of Financial Instruments

Substantially all of the Company's assets and liabilities are carried at fair value or contracted amounts which approximate fair value. Assets, which are recorded at contracted amounts approximating fair value, consist largely of short-term secured receivables, including securities purchased under agreements to resell, receivables from customers and receivables from broker-dealers and clearing organizations. Similarly, the Company's short-term liabilities, such as securities sold under agreements to repurchase, short-term borrowings, payables to customers and payables to broker-dealers and clearing organizations, are recorded at contracted amounts approximating fair value. These instruments generally have variable interest rates and/or short-term maturities, in many cases overnight and, accordingly, their fair values are not materially affected by changes in interest rates or market movements. Subordinated borrowings are recorded at contracted amounts, approximating fair value.

(g) Foreign Currencies

The Company has certain cash on deposit with banks denominated in foreign currencies and has payables to customers and counterparties also in foreign currencies. These assets and liabilities are translated at closing exchange rates at December 31, 2012.

(3) Intangible Assets

Under the provisions of ASC 350, *Intangibles – Goodwill and Other*, the Company has reviewed appropriate events and circumstances and concluded that it is more likely than not that the fair value is greater than the carrying amounts of such assets. Intangible assets consisted of the following at December 31, 2012, which are included in other assets in the Statement of Financial Condition:

Customer relationships		$ 8,480,450
Software	$ 1,668,000	
Less accumulated amortization	(722,800)	945,200
		$ 9,425,650

(4) Receivable From and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2012 consist of the following:

	Receivable	Payable
Securities failed-to-deliver/receive	$ 207,798,621	$ 233,019,044
Receivable from and payable to clearing organizations	33,536,115	2,008,618
Receivable from and payable to broker-dealers	6,845,604	11,154,818
	$ 248,180,340	$ 246,182,480

(5) Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements consist of leasehold improvements, furniture, fixtures, computer and communication equipment, and software. Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation and amortization of premises and equipment are provided by the straight-line method over the estimated useful life of the asset.

Leasehold improvements are amortized over the lesser of the estimated useful life of the asset or, where applicable, the remaining term of the lease, but generally not exceeding five years.

Furniture, equipment and leasehold improvements costs are tested for impairment whenever events or changes in circumstances suggest that an asset's carrying value may not be fully recoverable in accordance with current accounting guidance.

Furniture, equipment and leaseholds consisted of the following at December 31, 2012:

Furniture, equipment, and software	$ 6,719,203
Leasehold improvement	820,374
	7,539,577
Less: Accumulated depreciation and amortization	(1,847,798)
	$ 5,691,779

(6) Other Assets

The amounts in other assets at December 31, 2012 consist of the following:

Intangible assets:		
Customer relationships	$	8,480,450
Software, net of accumulated amortization		945,200
Clearance fees receivable		1,736,616
Other deferred and prepaid expenses		546,045
	$	11,708,311

(7) Related Party Transactions

The Company has service agreements with the Parent and certain affiliates. The Company shares some of the same resources to benefit from the infrastructural cost savings in the conduct of its business. The Company has several transactions with its Parent and affiliates.

The Parent and affiliates provide various administrative services, as defined in the respective service level agreements, such as human resources among others, to the Company, for which the Company is charged in accordance with the service level agreements.

At December 31, 2012, included in other liabilities, are payable to Parent and affiliates of $879,656 which was incurred.

The Company also has a committed line of credit arrangement with the Parent's New York branch in the amount of $250,000,000. Draw-downs pursuant to the credit line are unsecured and the agreement expires on January 31, 2014. As of December 31, 2012, there were no borrowings outstanding.

(8) Employee Benefit Plans

The Company maintains a Traditional and Roth 401(k) Plan (the "Plan"). Each year, participants may contribute up to 20% of pretax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code limitations. Participants may also contribute amounts representing rollover distributions from other qualified plans. The Company may make a nondiscretionary matching contribution up to 100% of the first 4% of base compensation that a participant contributes as pretax and after-tax contributions to the Plan. In addition, the Company will make a non-elective contribution up to the first 5% of a participant's base compensation.

(9) Subordinated Borrowings

The Company has a $100,000,000 secured demand note and collateral agreement with its Parent. The note payable bears interest of 0.07% per annum and matures on October 15, 2013. The secured demand note receivable is noninterest-bearing and is collateralized by marketable U.S. Treasury securities with an estimated fair value of $108,147,905 as of December 31, 2012.

The secured demand note has been approved by FINRA and is available in computing net capital under SEC Rule 15c3-1. This secured demand note is subordinated to the claims of general creditors and, to the extent it is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

(10) Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. For financial reporting purposes, net deferred tax liability at December 31, 2012, is $5,539,374. Deferred tax liabilities relate principally to the excess over the book and tax basis of the intangible assets and software. Federal taxes payable of $65,833 and state taxes payable of $104,768 are included in other liabilities on the Statement of Financial Condition.

(11) Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, as permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2012, the Company had net capital of $142,412,000, which was $139,975,000 in excess of required net capital of $2,437,000.

The Company is also subject to the SEC's Customer Protection Rule ("SEC Rule 15c3-3"), which requires, under certain circumstances, that cash or securities be deposited into a special reserve bank account for the exclusive benefit of customers and for the proprietary accounts of introducing brokers. At December 31, 2012, the Company's SEC Rule 15c3-3 reserve computation indicated a reserve requirement of $34,921,000. At December 31, 2012, the Company had qualified securities in the amount of $61,155,000 segregated in its account reserved for the exclusive benefit of customers, which is supported by collateral on the secured demand note receivable with the Parent.

The Company is also required to perform a computation of reserve requirements for Proprietary Accounts of Introducing Brokers ("PAIB"). At December 31, 2012, the Company's PAIB reserve computation indicated a reserve requirement of $8,996,000. At December 31, 2012, the Company had qualified securities in the amount of $19,203,000 segregated in its PAIB reserve account, which is supported by collateral on the secured demand note receivable with the Parent.

(12) Commitments and Contingencies

The Company leases office space under an operating lease which expires in October 2015. Following is a schedule of the remaining lease payments:

Year Ending December 31:

2013	$ 487,720
2014	487,720
2015	406,434
Total minimum obligation	$ 1,381,874

In accordance with FASB ASC 450, *Accounting for Contingencies,* the Company's policy regarding legal and other contingencies is to accrue a liability when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. At December 31, 2012, the Company is not aware of any outstanding contingencies.

(13) Credit Risk

The Company enters into short-term collateralized financing transactions and, consequently, has credit risk for the timely repayment of principal and interest. Credit risk is measured by the loss the Company would record if its counterparties failed to perform pursuant to the terms of their contractual obligations and the value of collateral held, if any, was not adequate to cover such losses. Specifically, the Company's potential credit loss exposure for contractual commitments is equal to the market or fair value of contractual commitments that are in a net asset position less the effect of master netting agreement. The Company has established controls to monitor the creditworthiness of counterparties, as well as the quality of pledged collateral, and uses master netting agreements whenever possible to mitigate the Company's exposure to counterparty credit risk. The Company may require counterparties to submit additional collateral when deemed necessary. The Company controls the collateral pledged by the counterparties, which consists largely of securities issued by the U.S. government or its agencies.

(14) Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date this financial statement was issued, noting none.

****